Exhibit 99.1
Eurasia Energy Limited
294 Heywood House
Anguilla, British West Indies
Telephone: +44 (0)7881 814431

EURASIA ANNOUNCES RESIGNATION OF DIRECTORS

Anguilla, British West Indies, December 13, 2018

Eurasia Energy Limited (“Eurasia”) (OTC-PK: EUENF) announces that Roger Thomas and Gerald Tuskey have resigned from Eurasia's board of directors. Eurasia thanks Messrs. Thomas and Tuskey for their contributions to Eurasia's management team.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Nicholas W. Baxter
Nicholas W. Baxter, Director

Forward-Looking Statements: This news release may include certain forward-looking statements including, but not limited to, projections of revenue, income or loss and capital expenditures, statements regarding future operations, financing needs, plans relating to products or services of the company, assessments of materiality, predictions of future events and the effects of pending and possible litigation, as well as assumptions relating to the foregoing. In addition, when used in this discussion, the words “anticipates'', “believes'', “estimates'', “expects'', “intends'', “plans'', “should'', and variations thereof and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are subject to various risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including but not limited to the company's ability to manage rapid growth as a result of internal expansion and strategic acquisitions, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, the regulatory environment, fluctuations in operating results and other risks.

"Safe Harbor"' statement under the Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.